        Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2020 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2020 Third Quarter

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) increased 18.8% YoY in 3Q20 to $1.7 billion.
•	Revenue for 3Q20 increased 15.9% YoY to $146.9 million and Adjusted Revenue(2) increased 13.4% YoY in 3Q20 to $206.7 million.
•	Results from Operating Activities improved to a loss of $24.4 million in 3Q20 versus a loss of $36.6 million in 3Q19.
•	Adjusted Operating Loss(3) was reduced to $11.0 million in 3Q20 versus Adjusted Operating Loss of $22.2 million in 3Q19, an improvement of $11.2 million YoY.

Gurugram, India and New York, February 11, 2020 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal third quarter ended December 31, 2019.

“The MakeMyTrip Group continued to achieve record quarterly bookings despite a challenging growth environment and weak consumer demand” said Deep Kalra, Group Executive Chairman. “We remain focused on delivering greater value and better experience for our users and suppliers, resulting in additional market share gains across all our key business segments. At the same time, we continued to optimize our marketing and sales promotion spends to deliver improved operational efficiencies and provide greater long term value for stakeholders.”

(in thousands except EPS)	3 months Ended December 31, 2018	3 months Ended December 31, 2019	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$124,815	$146,889	17.7%	15.9%
Air Ticketing	$43,506	$47,911	10.1%	8.7%
Hotels and Packages	$58,204	$72,989	25.4%	23.2%
Bus Ticketing	$14,679	$17,737	20.8%	19.4%
Others	$8,426	$8,252	-2.1%	-2.9%
Results from Operating Activities	$(36,579)	$(24,374)
Loss for the period	$(29,294)	$(29,511)
Diluted Loss per share	$(0.28)	$(0.28)
Financial Summary as per non-IFRS measures
Adjusted Revenue(2)	$179,889		14.9%	13.4%
Air Ticketing	$60,764	$70,940	16.7%	15.3%
Hotels and Packages	$95,450	$106,294	11.4%	9.8%
Bus Ticketing	$15,073	$20,817	38.1%	36.4%
Others	$8,602	$8,611	0.1%	-0.8%
Adjusted Operating Loss(3)	$(22,197)	$(11,028)
Adjusted Net Loss(4)	$(14,838)	$(15,849)
Adjusted Diluted Loss per share(4)	$(0.14)	$(0.15)
Operating Metrics
Gross Bookings(5)	$1,413,537	$1,700,547	20.3%	18.8%
Air Ticketing	$821,153	$986,587	20.1%	18.7%
Hotels and Packages	$402,204	$471,707	17.3%	15.7%
Bus Ticketing	$190,180	$242,253	27.4%	25.7%
Unit Metrics
Air Ticketing – Flight segments(8)	10,104	11,648	15.3%
Hotels and Packages – Room nights(7)	7,018	8,472	20.7%
Standalone Hotels – Online(6) – Room nights(7)	6,851	8,295	21.1%
Bus Ticketing – Travelled tickets	16,219	21,338	31.6%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition costs and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)	Results from operating activities excluding employee share-based compensation costs, amortization of acquisition related intangibles and gain on disposal of an equity-accounted investee.
(4)

Profit (Loss) for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, share of (profit) loss of equity-accounted investees, gain on disposal of an equity-accounted investee, net change in value of financial liability in business combination and income tax expense (benefit).

(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(7)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(8)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (8) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2020 third quarter. As of December 31, 2019, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Fiscal 2020 Third Quarter Financial Results

Revenue. We generated revenue of $146.9 million in the quarter ended December 31, 2019, an increase of 17.7% (15.9% in constant currency) over revenue of $124.8 million in the quarter ended December 31, 2018. Our Total Adjusted Revenue increased by 14.9% (13.4% in constant currency) to $206.7 million in the quarter ended December 31, 2019 from $179.9 million in the quarter ended December 31, 2018, primarily as a result of an increase of 16.7% (15.3% in constant currency) in our Adjusted Revenue – air ticketing, an increase of 11.4% (9.8% in constant currency) in our Adjusted Revenue – hotels and packages, an increase of 38.1% (36.4% in constant currency) in our Adjusted Revenue – bus ticketing and an increase of 0.1% (decrease of 0.8% in constant currency) in our Adjusted Revenue – others, each as further described below. Adjusted Revenue also includes promotion expenses of $105.0 million in the quarter ended December 31, 2019 and $96.3 million in the quarter ended December 31, 2018, recorded as a reduction of revenue.

For further information on this non-IFRS financial measure, see “— About Non-IFRS Financial Measures” elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
	(Amounts in USD thousands)
Revenue as per IFRS	43,506	47,911	58,204	72,989	14,679	17,737	8,426		8,252		124,815		146,889
Add: Promotion expenses recorded as a reduction of revenue	18,177	23,056	74,402	76,578	3,567	4,819	195		528		96,341		104,981
	61,683	70,967	132,606	149,567	18,246	22,556	8,621		8,780		221,156		251,870
Less: Service cost as per IFRS	919	27	37,156	43,273	3,173	1,739	19	(1)	169	(1)	41,267	(1)	45,208	(1)
Adjusted Revenue	60,764	70,940	95,450	106,294	15,073	20,817	8,602		8,611		179,889		206,662

(1)

Loyalty program costs amounting to $1.4 million have been excluded from service cost (December 31, 2018: $0.6 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business increased by 10.1% (8.7% in constant currency) to $47.9 million in the quarter ended December 31, 2019 from $43.5 million in the quarter ended December 31, 2018. Adjusted Revenue from our air ticketing business increased by 16.7% (15.3% in constant currency) to $70.9 million in the quarter ended December 31, 2019, from $60.8 million in the quarter ended December 31, 2018. Adjusted Revenue – air ticketing includes promotion expenses of $23.1 million in the quarter ended December 31, 2019 and $18.2 million in the quarter ended December 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 20.1% (18.7% in constant currency) primarily driven by an 15.3% increase in the number of air ticketing flight segments year over year, mainly driven by growth in our outbound air ticketing business. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 7.2% in the quarter ended December 31, 2019 and 7.4% in the quarter ended December 31, 2018.

Hotels and Packages. Revenue from our hotels and packages business increased by 25.4% (23.2% in constant currency) to $73.0 million in the quarter ended December 31, 2019, from $58.2 million in the quarter ended December 31, 2018. Our Adjusted Revenue – hotels and packages increased by 11.4% (9.8% in constant currency) to $106.3 million in the quarter ended December 31, 2019 from $95.5 million in the quarter ended December 31, 2018. Adjusted Revenue - hotels and packages includes promotion expenses of $76.6 million in the quarter ended December 31, 2019 and $74.4 million in the quarter ended December 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 17.3% (15.7% in constant currency) driven by 20.7% increase in the number of hotels room-nights year over year. Our Adjusted Revenue margin in the quarter ended December 31, 2019 was 22.5%, which remained at the similar level of 22.7% in the quarter ended September 30, 2019, but decreased from 23.7% in the quarter ended December 31, 2018 mainly due to a decrease in margins from our suppliers in line with a shift in our pricing strategy in the hotels and packages business.

Bus Ticketing. Revenue from our bus ticketing business increased by 20.8% (19.4% in constant currency) to $17.7 million in the quarter ended December 31, 2019, from $14.7 million in the quarter ended December 31, 2018. Adjusted Revenue from our bus ticketing business increased by 38.1% (36.4% in constant currency) to $20.8 million in the quarter ended December 31, 2019 from $15.1 million in the quarter ended December 31, 2018. Adjusted Revenue – bus ticketing includes promotion expenses of $4.8 million in the quarter ended December 31, 2019 and $3.6 million in the quarter ended December 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 27.4% (25.7 % in constant currency) driven by a 31.6% increase in the number of bus tickets travelled year over year, mainly driven by the continued offline to online shift within this travel segment. Our Adjusted Revenue margin of 8.6% in the quarter ended December 31, 2019 remained at 8.7% in the quarter ended September 30, 2019.

Other Revenue. Our Other revenue decreased by 2.1% (2.9% in constant currency) to $8.3 million in the quarter ended December 31, 2019, from $8.4 million in the quarter ended December 31, 2018. Our Adjusted Revenue – others has remained unchanged to $8.6 million in the quarter ended December 31, 2019 from $8.6 million in the quarter ended December 31, 2018. This was primarily due to higher revenues from alliances and affiliate partnerships in the quarter ended December 31, 2018 offset by higher advertisement income and other ancillary revenues in the quarter ended December 31, 2019. Adjusted Revenue – others includes promotion expenses of $0.5 million in the quarter ended December 31, 2019 and $0.2 million in the quarter ended December 31, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue.

Other Income.  Our Other income increased to $0.8 million in the quarter ended December 31, 2019 from $0.1 million in the quarter ended December 31, 2018, primarily due to gain of $0.7 million on disposal of an equity-accounted investee in the quarter ended December 31, 2019.

Personnel Expenses. Personnel expenses increased by 6.8% to $31.7 million in the quarter ended December 31, 2019 from $29.6 million in the quarter ended December 31, 2018. This increase was mainly due to an annual increase in wages in fiscal year 2020 and was further increased by the unfavorable impact of foreign currency translation due to the appreciation of the Indian Rupee against the U.S. dollar in the quarter ended December 31, 2019. Excluding employee share-based compensation costs for third quarter of both fiscal years 2020 and 2019, personnel expenses as a percentage of Adjusted Revenue decreased by 0.1%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 9.5% to $45.0 million in the quarter ended December 31, 2019 from $49.7 million in the quarter ended December 31, 2018. Including promotion expenses of $106.4 million in the quarter ended December 31, 2019 and $97.0 million in the quarter ended December 31, 2018 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses increased by 3.2% year over year to $151.4 million. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, totaled $151.4 million (73.3% of Total Adjusted Revenue) in the quarter ended December 31, 2019 as compared to $146.7 million (81.5% of Total Adjusted Revenue) in the quarter ended December 31, 2018. The details of expenses in the nature of marketing and sales promotion is as follows:

	For the three months ended December 31
	2018	2019
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	49,696	44,994
Promotion expenses recorded as a reduction of revenue	96,341	104,981
Certain loyalty program costs related to Others revenue	647	1,418

Other Operating Expenses. Other operating expenses increased by 19.7% to $40.3 million in the quarter ended December 31, 2019 from $33.6 million in the quarter ended December 31, 2018, primarily due to an increase in payment gateway charges, website hosting charges and outsourcing fees in line with the growth in our business, and was further increased by the unfavorable impact of foreign currency translation due to the appreciation of the Indian Rupee against the U.S. dollar in the quarter ended December 31, 2019.

Depreciation and Amortization. Our depreciation and amortization expenses were $8.5 million in the quarter ended December 31, 2019 post adoption of IFRS 16 on April 1, 2019 wherein depreciation has been recorded on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties in the quarter ended December 31, 2019. Depreciation and amortization expense in the quarter ended December 31, 2018 was $6.6 million.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $24.4 million in the quarter ended December 31, 2019 as compared to a loss of $36.6 million in the quarter ended December 31, 2018. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the third quarter of both fiscal years 2020 and 2019 and gain on disposal of an equity-accounted investee in the third quarter of fiscal year 2020, we would have recorded an Adjusted Operating Loss of $11.0 million in the quarter ended December 31, 2019 as compared with Adjusted Operating Loss of $22.2 million in the quarter ended December 31, 2018. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance cost was $5.2 million in the quarter ended December 31, 2019 as compared to net finance income of $7.4 million in the quarter ended December 31, 2018, primarily due to the net foreign exchange loss in quarter ended December 31, 2019 mainly as a result of depreciation of the Indian Rupee against the U.S. dollar as compared to September 30, 2019.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2019 was $29.5 million as compared to a loss of $29.3 million in the quarter ended December 31, 2018. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, and income tax expense (benefit) for the third quarter of both fiscal years 2020 and 2019, and gain on disposal of an equity-accounted investee and net change in value of financial liability in business combination in the third quarter of fiscal year 2020, we would have recorded an Adjusted Net Loss of $15.8 million in the quarter ended December 31, 2019, as compared to Adjusted Net Loss of $14.8 million in the quarter ended December 31, 2018. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the period”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.28 for the quarter ended December 31, 2019 as compared to diluted loss per share of $0.28 in the quarter ended December 31, 2018. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity accounted investees, and income tax expense (benefit) for the third quarter of both fiscal years 2020 and 2019, and gain on disposal of an equity-accounted investee, and net change in value of financial liability in business combination in the third quarter of fiscal year 2020, Adjusted Diluted Loss per share would have been $0.15 in the quarter ended December 31, 2019 as compared to Adjusted Diluted Loss per share of $0.14 in the quarter ended December 31, 2018. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2019, the balance of cash and cash equivalents and term deposits on our balance sheet was $221.3 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended December 31, 2019 beginning at 7:30 AM EST on February 11, 2020. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 8755376. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 8755376. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee share-based compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), share of loss (profit) of equity-accounted investees, gain on disposal of an equity-accounted investee, net change in value of financial liability in business combination and income tax expense (benefit)) provide investors and analysts a representation of the Company’s operating results.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 23, 2019, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 72,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2019	As at December 31, 2019
Assets
Property, plant and equipment	13,499	38,461
Intangible assets and goodwill	1,068,876	1,047,392
Trade and other receivables, net	2,267	2,628
Investment in equity-accounted investees	5,244	5,590
Other investments	5,662	6,252
Term deposits	139	205
Non-current tax assets	31,681	38,620
Other non-current assets	2,273	185
Total non-current assets	1,129,641	1,139,333
Inventories	606	82
Contract assets	313	3,371
Current tax assets	1,415	61
Trade and other receivables, net	53,195	63,906
Term deposits	133,994	57,867
Other current assets	73,132	89,949
Cash and cash equivalents	177,990	163,206
Total current assets	440,645	378,442
Total assets	1,570,286	1,517,775
Equity
Share capital	52	52
Share premium	1,977,318	1,981,707
Reserves	634	1,224
Accumulated deficit	(682,054)	(808,801)
Share based payment reserve	102,427	126,236
Foreign currency translation reserve	(41,202)	(67,333)
Total equity attributable to equity holders of the Company	1,357,175	1,233,085
Non-controlling interests	193	4,129
Total equity	1,357,368	1,237,214
Liabilities
Loans and borrowings	474	22,707
Employee benefits	4,789	6,327
Contract liabilities	84	1,855
Deferred tax liabilities, net	601	2,108
Other non-current liabilities	2,400	10,074
Total non-current liabilities	8,348	43,071
Loans and borrowings	233	3,983
Trade and other payables	110,970	119,691
Contract liabilities	70,251	79,113
Other current liabilities	23,116	34,703
Total current liabilities	204,570	237,490
Total liabilities	212,918	280,561
Total equity and liabilities	1,570,286	1,517,775

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2018	2019	2018	2019
Revenue
Air ticketing	43,506	47,911	125,021	138,516
Hotels and packages	58,204	72,989	179,342	188,276
Bus ticketing	14,679	17,737	41,606	50,315
Other revenue	8,426	8,252	19,865	29,476
Total revenue	124,815	146,889	365,834	406,583
Other income	78	781	152	968
Service cost
Procurement cost of hotels and packages services	37,156	43,273	123,908	117,330
Other cost of providing services	4,758	3,353	10,823	9,600
Personnel expenses	29,645	31,659	85,351	95,380
Marketing and sales promotion expenses	49,696	44,994	150,380	139,574
Other operating expenses	33,631	40,273	97,569	119,608
Depreciation and amortization	6,586	8,492	19,914	25,211
Result from operating activities	(36,579)	(24,374)	(121,959)	(99,152)
Finance income	7,741	650	4,907	2,812
Finance costs	382	5,860	9,931	12,479
Net finance income (costs)	7,359	(5,210)	(5,024)	(9,667)
Share of loss of equity-accounted investees	(273)	(15)	(701)	(1)
Loss before tax	(29,493)	(29,599)	(127,684)	(108,820)
Income tax benefit (expense)	199	88	194	(86)
Loss for the period	(29,294)	(29,511)	(127,490)	(108,906)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	—	(150)	(258)	(269)
Equity instruments at FVOCI - net change in fair value	183	179	(373)	590
	183	29	(631)	321
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	41,131	(10,512)	(73,460)	(26,217)
Other comprehensive income (loss) for the period, net of tax	41,314	(10,483)	(74,091)	(25,896)
Total comprehensive loss for the period	12,020	(39,994)	(201,581)	(134,802)
Profit (Loss) attributable to:
Owners of the Company	(29,298)	(29,468)	(127,292)	(109,024)
Non-controlling interests	4	(43)	(198)	118
Profit (Loss) for the period	(29,294)	(29,511)	(127,490)	(108,906)
Total comprehensive Income (loss) attributable to:
Owners of the Company	12,020	(39,903)	(201,369)	(134,830)
Non-controlling interests	—	(91)	(212)	28
Total comprehensive Income (loss) for the period	12,020	(39,994)	(201,581)	(134,802)
Loss per share (in USD)
Basic	(0.28)	(0.28)	(1.23)	(1.04)
Diluted	(0.28)	(0.28)	(1.23)	(1.04)
Weighted average number of shares (including Class B Shares)
Basic	104,058,312	105,278,971	103,856,136	104,999,149
Diluted	104,058,312	105,278,971	103,856,136	104,999,149

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(109,024)	—	—	(109,024)	118	(108,906)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(26,131)	(26,131)	(86)	(26,217)
Equity instruments at FVOCI - net change in fair value	—	—	590	—	—	—	590	—	590
Remeasurement of defined benefit (asset) liability	—	—	—	(265)	—	—	(265)	(4)	(269)
Total other comprehensive income (loss)	—	—	590	(265)	—	(26,131)	(25,806)	(90)	(25,896)
Total comprehensive income (loss) for the period	—	—	590	(109,289)	—	(26,131)	(134,830)	28	(134,802)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	28,278	—	28,278	—	28,278
Issue of ordinary shares on exercise of share based awards	—	4,389	—	—	(4,389)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	270	(80)	—	190	(190)	—
Total contributions by owners	—	4,389	—	270	23,809	—	28,468	(190)	28,278
Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non-controlling interest	—	—	—	(14,550)	—	—	(14,550)	—	(14,550)
Acquisition of non-controlling interest	—	—	—	(3,178)	—	—	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	4,098	4,098
Total changes in ownership interest in subsidiaries	—	—	—	(17,728)	—	—	(17,728)	4,098	(13,630)
Total transactions with owners	—	4,389	—	(17,458)	23,809	—	10,740	3,908	14,648
Balance as at December 31, 2019	52	1,981,707	1,224	(808,801)	126,236	(67,333)	1,233,085	4,129	1,237,214

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2018	2019
Loss for the period	(127,490)	(108,906)
Adjustments for non-cash items	56,455	63,136
Change in working capital	(21,140)	(14,624)
Net cash generated from (used in) operating activities	(92,175)	(60,394)
Net cash generated from (used in) investing activities	46,252	56,015
Net cash generated from (used in) financing activities	(219)	(8,939)
Increase (decrease) in cash and cash equivalents	(46,142)	(13,318)
Cash and cash equivalents at beginning of the period	187,647	177,990
Effect of exchange rate fluctuations on cash held	128	(1,466)
Cash and cash equivalents at end of the period	141,633	163,206

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

Reconciliation of Adjusted Revenue

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
Revenue as per IFRS	43,506	47,911	58,204	72,989	14,679	17,737	8,426		8,252		124,815		146,889
Add: Promotion expenses recorded as a reduction of revenue	18,177	23,056	74,402	76,578	3,567	4,819	195		528		96,341		104,981
	61,683	70,967	132,606	149,567	18,246	22,556	8,621		8,780		221,156		251,870
Less: Service cost as per IFRS	919	27	37,156	43,273	3,173	1,739	19	(1)	169	(1)	41,267	(1)	45,208	(1)
Adjusted Revenue	60,764	70,940	95,450	106,294	15,073	20,817	8,602		8,611		179,889		206,662

(1)

Loyalty program costs amounting to $1.4 million have been excluded from service cost for the three months ended December 31, 2019 (December 31, 2018: $0.6 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
Revenue as per IFRS	125,021	138,516	179,342	188,276	41,606	50,315	19,865		29,476		365,834		406,583
Add: Promotion expenses recorded as a reduction of revenue	47,577	63,724	219,325	223,793	9,497	13,873	542		1,570		276,941		302,960
	172,598	202,240	398,667	412,069	51,103	64,188	20,407		31,046		642,775		709,543
Less: Service cost as per IFRS	919	315	123,908	117,330	7,854	5,373	19	(2)	286	(2)	132,700	(2)	123,304	(2)
Adjusted Revenue	171,679	201,925	274,759	294,739	43,249	58,815	20,388		30,760		510,075		586,239

(2)

Loyalty program costs amounting to $3.6 million have been excluded from service cost for the nine months ended December 31, 2019 (December 31, 2018: $2.0 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2018	2019	2018	2019
Results from operating activities as per IFRS	(36,579)	(24,374)	(121,959)	(99,152)
Add: Employee share-based compensation costs	10,896	10,351	31,036	28,261
Add: Acquisition related intangibles amortization	3,486	3,695	10,561	11,111
Less: Gain on disposal of an equity-accounted investee	—	(700)	—	(700)
Add: Merger and acquisitions related expenses	—	—	—	936
Adjusted Operating Profit (Loss)	(22,197)	(11,028)	(80,362)	(59,544)

Reconciliation of Adjusted Net Loss	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2018	2019	2018	2019
Profit (Loss) for the period as per IFRS	(29,294)	(29,511)	(127,490)	(108,906)
Add: Employee share-based compensation costs	10,896	10,351	31,036	28,261
Add: Acquisition related intangibles amortization	3,486	3,695	10,561	11,111
Add: Merger and acquisitions related expenses	—	—	—	936
Add (Less): Share of (profit) loss of equity-accounted investees	273	15	701	1
Less: Gain on disposal of an equity-accounted investee	—	(700)	—	(700)
Add: Net change in value of financial liability in business combination	—	389	—	1,044
Add (Less): Income tax (benefit) expense	(199)	(88)	(194)	86
Adjusted Net Loss	(14,838)	(15,849)	(85,386)	(68,167)
Adjusted Earnings (Loss) per share
Diluted	(0.14)	(0.15)	(0.82)	(0.65)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2018	2019	2018	2019
Diluted Earnings (Loss) per share for the period as per IFRS	(0.28)	(0.28)	(1.23)	(1.04)
Add: Employee share-based compensation costs	0.10	0.10	0.31	0.27
Add: Acquisition related intangibles amortization	0.04	0.04	0.10	0.11
Add: Merger and acquisitions related expenses	—	—	—	0.01
Add (Less): Share of (profit) loss of equity-accounted investees	*	*	*	*
Less: Gain on disposal of an equity-accounted investee	—	(0.01)	—	(0.01)
Add: Net change in value of financial liability in business combination	—	*	—	0.01
Add (Less): Income tax (benefit) expense	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.14)	(0.15)	(0.82)	(0.65)

* Less than $0.01.

(Unaudited)	For the three months ended December 31, 2019
	Revenue					Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	10.1%	25.4%	20.8%	-2.1%	17.7%	16.7%	11.4%	38.1%	0.1%	14.9%
Impact of Foreign Currency Translation	-1.4%	-2.2%	-1.4%	-0.8%	-1.8%	-1.4%	-1.6%	-1.7%	-0.9%	-1.5%
Constant Currency Growth	8.7%	23.2%	19.4%	-2.9%	15.9%	15.3%	9.8%	36.4%	-0.8%	13.4%

(Unaudited)	For the nine months ended December 31, 2019
	Revenue					Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	10.8%	5.0%	20.9%	48.4%	11.1%	17.6%	7.3%	36.0%	50.9%	14.9%
Impact of Foreign Currency Translation	1.1%	0.6%	1.2%	1.3%	0.9%	1.2%	1.0%	1.4%	1.3%	1.1%
Constant Currency Growth	11.9%	5.6%	22.1%	49.7%	12.0%	18.8%	8.3%	37.4%	52.2%	16.0%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31,		For the nine months ended December 31,
	2018	2019	2018	2019
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments	10,104	11,648	29,280	33,417
Hotels and Packages – Room nights	7,018	8,472	20,470	23,540
Standalone Hotels Online – Room nights	6,851	8,295	19,919	23,060
Bus Ticketing – Travelled tickets	16,219	21,338	44,353	60,000
Adjusted Revenue
Air Ticketing	$60,764	$70,940	$171,679	$201,925
Hotels and Packages	95,450	106,294	274,759	294,739
Bus Ticketing	15,073	20,817	43,249	58,815
Others	8,602	8,611	20,388	30,760
	$179,889	$206,662	$510,075	$586,239
Gross Bookings
Air Ticketing	$821,153	$986,587	$2,374,984	$2,889,155
Hotels and Packages	402,204	471,707	1,176,498	1,310,009
Bus Ticketing	190,180	242,253	521,853	687,894
	$1,413,537	$1,700,547	$4,073,335	$4,887,058
Adjusted Revenue Margin
Air Ticketing	7.4%	7.2%	7.2%	7.0%
Hotels and Packages	23.7%	22.5%	23.4%	22.5%
Bus Ticketing	7.9%	8.6%	8.3%	8.6%